Exhibit 99.3

September 17, 2021
Re: Press Release

Dear Partners, Family and Friends,

I'm thrilled to share that Glass House Brands completed its acquisition of the 5.5 million sqft Greenhouse facility in Ventura County, California. Total consideration was $93.0 million in cash, reduced from $118 million previously, plus stock considerations for the option holder.

For 25 years, I've had the pleasure of communicating whenever and sharing whatever with whomever inquired as to the status of their investment. As you know, we trade on the Neo Exchange in Canada and on the OTC in the United States. So to not run afoul of insider trading laws, I can't share information with one person or group without sharing with all. A part of the new normal!

Just in case you didn't see our news yesterday, here are 2 links!

Glass House Brands Completes 5.5 million Square Foot Southern California Greenhouse Facility Acquisition

Your Margin is Glass House's Opportunity - Scale and Size Should Allow Glass House to Dominate California

Thank you for your continued confidence and support.

Sincerely,

/s/ "Kyle Kazan"

Kyle Kazan

Chairman and Chief Executive Officer